Exhibit 99.1

36Kr Holdings Inc. Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, October 18, 2024 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that it had received a notification letter (the “Compliance Notification”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated October 17, 2024, notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the "Nasdaq Capital Market Minimum Bid Price Requirement").

As announced on November 8, 2023, 36Kr was notified by Nasdaq that the Company was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American depositary shares (“ADSs”) was below US$1.00 per share for 30 consecutive business days. As announced on May 3, 2024, Nasdaq approved the Company's request to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market, as a result of which the Company was eligible for an additional period to regain compliance with the Nasdaq Capital Market Minimum Bid Price Requirement for continued listing. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company's ADSs needs to be at least $1.00 for a minimum of 10 consecutive business days.

As part of its efforts to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing Class A ordinary shares from one (1) ADS representing twenty-five (25) Class A ordinary shares to one (1) ADS representing five hundred (500) Class A ordinary shares. The change became effective on October 3, 2024.

On October 17, 2024, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at $1.00 per share or greater for the ten consecutive business days from October 3, 2024 through October 16, 2024. Accordingly, the Company has regained compliance with the Nasdaq Capital Market Minimum Bid Price Requirement, and the matter is now closed.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com